NUTRA PHARMA CORP.
1537 NW 65th Ave.
Plantation, FL 33313

FILED VIA EDGAR

COURTESY COPY SENT VIA FASCIMILE
(202) 772-9291

December 16, 2009

Mr. Jim Peklank
Staff Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Division of Corporation Finance Correspondence dated December 15, 2009 to Nutra Pharma Corp.

Dear Mr. Peklank:

This correspondence is being written regarding the Division of Corporation Finance’s (the “Division”) December 15, 2009 comment letter.   Pursuant to your conversation of today with our corporate and securities counsel, we understand that our request for an extension to January 15, 2010 to file amended periodic reports and respond accordingly to the Division’s comments has been granted.

Thank you for your understanding and consideration in this matter.

Sincerely yours,

/s/
Rik J. Deitsch
Chief Executive Officer
Nutra Pharma Corp.